UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-51791
CUSIP NUMBER 45772B

NOTIFICATION OF LATE FILING

(Check One):   ☐ Form 10-K    ☐ Form 11-K    ☐ Form 20-F    ☒ Form 10-Q   ☐ Form N-SAR

               For Period Ended: January 31, 2009

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

          For the Transition Period Ended: _____________________

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Innovative Designs, Inc.

Full Name of Registrant

Former Name if Applicable

223 North Main Street, Suite 1

Address of Principal Executive Office (Street and Number)

Pittsburgh, PA 15215
_______________________________________________________________
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

     If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable  detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the  transition  report  portion  thereof  could  not  be  filed  within  the prescribed time period. The registrant is continuing to assemble financial information necessary for its outside auditors to complete their review.

PART IV - OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

John Thomas, Esq (Name)	856 (Area Code)	234-0960 (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 ☒ Yes  ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be  included  in the  subject  report  or  portion thereof?
                                                                 ☒ Yes  ☐ No

     If so: attach an explanation of the anticipated  change,  both  narratively and  quantitatively,  and, if  appropriate,  state the reasons why a  reasonable estimate of the results cannot be made.

Revenues for the three months ended January 31, 2009, were $602,760, compares to revenues of $234,183 for the three months ended January 31, 2008. The primary reason for the increase in revenues for the period was the increase in the sales of the registrant’s Arctic Armor line of cold weather clothing. The registrant continues to assemble the financial information necessary to determine the cost of sales, selling, general and administrative expenses and the income or loss for the period.

Innovative Designs, Inc.

(Name of Registrant as Specified in Charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Company Name

Date: March 16, 2009	By:	/s/ Joseph Riccelli.
Chief Executive Officer

          INSTRUCTION:  The form may be signed by an  executive  officer  of the registrant  or by any other duly  authorized  representative.  The name and title of the person signing the form shall be typed or printed  beneath the signature.  If the  statement is signed on behalf of the  registrant  by an authorized  representative  (other than an executive officer),  evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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